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                          April 12, 2023

       Daniel Bates
       Chief Executive Officer
       Clean Vision Corporation
       2711 N. Sepulveda Blvd. #1051
       Manhattan Beach, CA 90266

                                                        Re: Clean Vision
Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed April 3, 2023
                                                            File No. 333-271075

       Dear Daniel Bates:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Richie at 202-551-7857 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Joseph Lucosky